FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Material Fact dated April 27, 2005, entitled, “Call For Ordinary General Shareholders’ Meeting.”

2.	Material Fact entitled, “Ordinary General Shareholders’ Meeting 2005: Proposals of Resolutions.”

3.	Material Fact entitled, “Ordinary General Shareholders’ Meeting 2005: Reports of the Board Directors on Proposals of Resolutions.”

Item 1

Unofficial translation of the original in Spanish

REPSOL YPF, S.A.

CALL FOR ORDINARY GENERAL SHAREHOLDERS’ MEETING

By resolution of the Board of Directors of Repsol YPF, S.A., shareholders are called to the Ordinary General Shareholders’ Meeting which will be held at the Palacio Municipal de Congresos, Avenida de la Capital de España-Madrid, Campo de las Naciones, Madrid, on 30th May 2005 at 12:00 noon on first call, and at the same time and place on 31st May 2005 on the second call, with respect to the following:

AGENDA

First. Review and approval, if appropriate, of the Annual Financial Statements (Balance Sheet, Profit and Loss Account and the Annual Report) and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements (Consolidated Balance Sheet, Consolidated Profit and Loss Account and the Consolidated Annual Report) and the Consolidated Management Report, for the fiscal year ended 31st December 2004, of the proposal of application of its earnings and of the management by the Board of Directors during said year.

Second. Information to the General Shareholders’ Meeting on the amendments to the Regulations of the Board of Directors.

Third. Amendment of Chapter II of Title IV (related to the Board of Directors) and of Article 40 (related to Audit); removal of Article 47 (related to resolution of disputes); and consequent re-enumeration of Articles 38 and consecutives of the Articles of Association.

Fourth. Appointment, ratification, or re-election of Directors.

Fifth. Appointment or re-election of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group.

Sixth. Authorisation to the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., directly or through controlled companies, within a period of 18 months from the resolution of the Shareholders’ Meeting, leaving without effect the authorisation granted by the Ordinary General Shareholders’ Meeting held on March 31, 2004.

Seventh.- Delegation to the Board of Directors of the power to resolve the increase of the capital stock, up to the maximum amount legally prescribed, with the possibility of excluding the preemptive rights, leaving without effect the sixth resolution of the General Shareholders’ Meeting held on April 21, 2002.

Eighth.- Delegation to the Board of Directors of the power to issue debentures, bonds and any other fixed rate securities of analogous nature, simples or exchangeables by issued shares of other companies, as well as promissory notes and preference shares, and to guarantee the issue of securities by companies within the Group, leaving without effect, in the portion not used, the twelfth resolution of the General Shareholders’ Meeting held on June 28, 2000.

Ninth. Delegation of powers to supplement, develop, execute, rectify or formalize the resolutions adopted by the General Shareholders’ Meeting.

RIGHTS OF ATTENDANCE

Shareholders who own at least 150 shares (ONE HUNDRED AND FIFTY shares) which have been registered in the appropriate stock ledger five days prior to the date set for the Shareholders’ Meeting may attend.

The attendance cards shall be issued by the proper entity participating in the systems managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) in each particular case. Said entities should send to the Economic and Financial General Management of Repsol YPF, S.A., prior to the date set for the Shareholders’ Meeting, a list of the cards that have been issued at the request of their corresponding clients. Said attendance cards may be exchanged on the date of the Shareholders’ Meeting for other standardized documents of record attendance, issued by the Company with the purpose of facilitating the exercise of the shareholders’ voting and other rights.

The Articles of Association allow for the pooling of shares and the granting of proxy power to another person to attend the General Shareholders’ Meeting.

The registration of attendance cards shall begin two hours before the scheduled time of the General Shareholders’ Meeting.

RIGHT OF INFORMATION

As of the date of this notice, and in compliance with the provisions of articles 144 and 212 and others consistent of the Joint Stock Companies Act, all of the required documents and other of interest for the shareholders are at shareholders disposal on the Shareholder Attention Office at the registered office of the Company, Paseo de la Castellana, 278 in Madrid, from 9:00 to 14:00 and 16:00 to 19:00, working days, and on

2

the Company’s website at www.repsolypf.com, and especially the following documentation:

-	The Annual Financial Statements of REPSOL YPF, S.A., the Consolidated Annual Financial Statements of REPSOL YPF, S.A., and the proposal for application of the earnings of REPSOL YPF, S.A. for the fiscal year ending on 31st December 2004.

-	The Management Report of REPSOL YPF, S.A. and the Consolidated Management Report for said year.

-	The Report of the Auditors on the Annual Financial Statements of REPSOL YPF, S.A., and on the Consolidated Annual Financial Statements of REPSOL YPF, S.A.

-	The literal text of the proposals of resolutions corresponding to the points of the Agenda.

-	The reports of the Board of Directors on each proposal of resolutions corresponding to the points of the Agenda.

-	The Annual Report on Corporate Governance.

-	The Corporate Responsibility Report, containing the information that was included in the Social Report and the Environmental Report.

Shareholders may request the delivery or the sending free of charge of all the mentioned documents.

REMOTE VOTING AND REPRESENTATION

Specific rules for remote voting

In accordance with Article 23 of the Articles of Association and Article 7 of the Regulations of the General Shareholders’ Meeting, any shareholders with the right to attend the Shareholders’ Meeting may issue their vote in writing, provided that the vote is received by the Company prior to the 24:00 hours of the day before the scheduled day for the celebration of the Shareholders’ Meeting on first call.

In exercising this right, shareholders may use the form attached to the attendance card provided by the entity issuing the attendance card or use the form available for this purpose in the Company’s website and at the Shareholder Attention Office since this notice of call.

The document containing the vote by remote communication, together with the corresponding attendance card and a photocopy of the national identity card of the shareholder exercising the vote, shall be sent to the Company by any of the following:

-	Delivery to the entity issuing the attendance card, which shall deliver the documentation to the Company.

3

-	Sending by post or delivery to Repsol YPF, S.A., Shareholder Attention Office, at Paseo de la Castellana 278, 28046 Madrid.

Shareholders casting remote votes must be counted as present for purposes of convening the meeting.

Shareholders issuing their vote by remote communication shall be deemed to vote against any proposal not included in the Agenda submitted to the approval of the General Shareholders’ Meeting, as permitted by law.

Specific rules for the representation

In accordance with Article 106 of the Refunded Text of the Joint Stock Companies Act, Articles 23 and 24 of the Articles of Association and Article 8 of the Regulations of the General Shareholders’ Meeting, shareholders with right to attend may cause himself to be represented at the General Shareholders’ Meeting by another person. The representation must be conferred in writing and especially for the Shareholders’ Meeting, unless otherwise provided in Article 108 of the Refunded Text of the Joint Stock Companies Act.

In order to confer their representation, shareholders must fill the corresponding part of the attendance card provided by the corresponding entity and send it to the Company prior to the 24:00 hours of the day before the scheduled day for the celebration of the Shareholders’ Meeting on first call by any of the following:

-	Delivery to the entity issuer of the attendance card, which shall deliver the documentation to the Company.

-	Sending by post or delivery to Repsol YPF, S.A., Shareholder Attention Office, at Paseo de la Castellana 278, 28046 Madrid.

The Company notes the following provisions of the Regulations of the General Shareholders’ Meeting (Article 8):

“The documents recording delegations or proxy representations for General Shareholders’ Meeting shall reflect the voting instructions, upon the understanding that if no express instructions are imparted, proxy representative shall vote in favor of the proposed resolutions submitted by the Board of Directors on the issues included in the Agenda. When the proxy instrument is submitted to the Company with the representative’s name blank, proxy representation shall be understood as being conferred on the Chairman of the Board of Directors. The shareholder’s representative may designate a substitute to vote in cases of conflict of interest.

4

When the voting instructions so imparted make no reference to issues which are discussed at the Shareholders’ Meeting event though they were not included in the Agenda, as permitted by law, the proxy representative must vote on said issues in the way he considers most favorable to his principal’s interest.”

Common rules for representation and vote by remote communication

The Company reserves the right to request such additional means of identification from the shareholders as it may deem appropriate in order to ensure the identity of the parties involved and the authenticity of the vote or representation.

In case the shareholder wishes to revoke the representation sent to the Company, modify his vote already issued by remote communication, exercise in person his attendance and voting rights, or substitute one of the ways of exercise of such rights by the other, he must contact the Shareholder Attention Office no later than 24 hours prior to the date scheduled for the celebration of the Shareholders’ Meeting on first call in order to proceed as it may be appropriate once he has identified as shareholder.

PRESENCE OF NOTARY

The Board of Directors has requested the presence of a Notary to take the Minutes of the General Shareholders’ Meeting.

FORECAST OF HOLDING THE SHAREHOLDERS’ MEETING

It is expected to hold the General Shareholders’ Meeting on SECOND CALL, that is, on the 31st May 2005, at the place and time indicated above. Otherwise, an announcement shall be made in the daily press with sufficient advance notice.

Madrid, 27 April 2005

The Secretary to the Board Of Directors

5

Item 2

(Unofficial translation of the original in Spanish)

ORDINARY GENERAL SHAREHOLDERS’ MEETING

2005

PROPOSALS OF RESOLUTIONS

Proposal of resolutions concerning the first point on the Agenda (“Review and approval, if appropriate, of the Annual Financial Statements (Balance Sheet, Profit and Loss Account and the Annual Report) and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements (Consolidated Balance Sheet, Consolidated Profit and Loss Account and the Consolidated Annual Report) and the Consolidated Management Report, for the fiscal year ended 31st December 2004, of the proposal of application of its earnings and of the management by the Board of Directors during said year.”)

One. To approve the Annual Financial Statements (Balance Sheet, Profit and Loss Account and Annual Report) and the Management Report of Repsol YPF, S.A. corresponding to the fiscal year ending on the 31st of December 2004, as well as the Consolidated Annual Financial Statements (Consolidated Balance Sheet, Consolidated Profit and Loss Account and Consolidated Annual Report) and the Management Report of its Consolidated Group.

Two. To approve the management of the Board of Directors of Repsol YPF, S.A. corresponding to fiscal year 2004.

Three. To approve the proposal to allocate the earnings of Repsol YPF, S.A. corresponding to fiscal year 2004, consisting in a profit of one billion one hundred and twenty-two million nine hundred and twelve thousand eight hundred and ninety-one euros eighty-seven euro cents (€1,122,912,891.87), distributing this amount in the following way:

The sum of six hundred and ten million four hundred and thirty-one thousand seven hundred and thirty-one euros and fifty euro cents (610.431.731,50 €) will be allocated to the payment of dividends, of which three hundred and five million two hundred and fifteen thousand eight hundred and sixty-five euros and seventy-five euro cents (€305,215,865.75) has already been distributed, corresponding to interim dividends already paid out, the remaining three hundred and five million two hundred and fifteen thousand eight hundred and sixty-five euros and seventy-five euro cents (€305,215,865.75) corresponding to the amount that will be allocated to the payment of a complementary dividend for 2004, at a sum of twenty-five euro cents (€0.25) per share, to be paid to the shareholders as from the 5th of July 2005.

The sum of five hundred and twelve million four hundred and eighty-one thousand one hundred and sixty euros and thirty-seven euro cents (€512,481,160.37) will be allocated to the provisions for the Company’s voluntary reserve.

2

Proposal of resolutions concerning the second point on the Agenda (“Information to the General Shareholders’ Meeting on the amendments to the Regulations of the Board of Directors.”)

No resolution of the General Shareholders’ Meeting is proposed for this point on the Agenda, whose purpose is solely to inform the shareholders of the amendment to article 30 in the Regulations of the Board of Directors and of the amendments of Article 6 (“Functions”) in the Regulations of the Audit and Control Committee, agreed by the Board of Directors at their meeting on the 27th of April 2005, as explained in more detail in the Reports of the Board of Directors on the proposals of resolutions.

3

Proposal of resolutions concerning the third point on the Agenda (“Amendment of Chapter II of Title IV (related to the Board of Directors) and of Article 40 (related to Audit); removal of Article 47 (related to resolution of disputes); and consequent re-enumeration of Articles 38 and consecutives of the Articles of Association.”)

One. To amend Chapter II (“Board of Directors”) of Title IV (“Corporate Bodies”) of the Company’s Articles of Association, comprising articles 30 to 37 which, hereinafter, shall be worded as follows:

“CHAPTER II

BOARD OF DIRECTORS

Section 1

General Provisions

Article 30. Structure of the Company’s Administration.

The Company shall be administered and governed by the Board of Directors.

The Board of Directors shall approve the Regulations of the Board of Directors which shall contain the rules governing the functioning and internal regime on applying the legal and statutory provisions. The General Shareholders’ Meeting shall be informed of the approval of the Regulations of the Board of Directors and their later amendments.

The Regulations of the Board shall take into consideration and adapt to the specific circumstances and needs of the Company the principles and rules contained in the recommendations of Good Governance that are most highly regarded at any particular time. This indication is merely for guidance purposes and in no case shall it deprive the Board of its powers or responsibilities of self-governance.

Section 2

Composition, powers and functioning of the Board of Directors

Article 31. Number of Board Members

The Board shall be made up of a maximum number of sixteen members and a minimum of nine.

The General Shareholders’ Meeting is responsible for determining the number, appointing and removing the Board Members.

The Board Members shall be elected by means of a vote. For this purpose, the shares that are voluntarily grouped, up to a total in capital that is equal or greater than the result of dividing the latter by the number of Board Members, shall be entitled to appoint those who, exceeding whole fractions, are deducted from the corresponding proportion. In the case that use is made of this power, the shares grouped in this way shall not take part in the appointment of the remaining members of the Board.

4

Article 32. Qualitative composition of the Board

The classification is as follows:

a)	Executive Directors are those who carry out executive or top management functions in the Company. In any case, those members will be classified as executive Directors who have permanently delegated general powers of the Board or are bound by top management or service provision contracts whose purpose is to provide executive services under a full-time regime.

b)	Institutional External Directors are those who are proposed by holders of significant stable shares in the capital of the Company, who represent a strategic value for the latter.

c)	Independent External Directors are those who are not included in the two previous categories, appointed due to their renowned personal and professional prestige and their experience and knowledge in order to exercise their functions, not bound to the executive team or to significant shareholders.

Without this affecting the sovereignty of the General Shareholders’ Meeting nor reducing the efficacy of the proportional system, which must be observed when shares are grouped as provided by the Joint Stock Companies Act, the General Shareholders’ Meeting, and the Board of Directors in using its powers of proposal to the Shareholders’ Meeting and of co-opting in order to cover vacancies, shall ensure that, in the composition of the Board of Directors, the number of outside or non-executive Directors shall constitute an ample majority with respect to the executive Directors.

Article 33. Powers of administration and supervision

The Board of Directors shall be responsible for the governance, direction and administration of the business and interests of the Company in all that which is not especially reserved by Law for the authority of the General Shareholders’ Meeting. Notwithstanding this, in general it will entrust the management of the ordinary business of the Company to the group bodies and management team and will concentrate its activity on the general function of supervision and on considering those matters of particular importance to the Company, although its Regulations shall develop those powers reserved for the Board of Directors.

Article 34. Powers of representation

The Board of Directors is responsible for representing the Company in and out of legal proceedings. This representation shall be extended, without any limitation, to all those acts contained within the Company purpose.

Similarly, the President of the Board of Directors also has the authority to represent the Company.

The power of representation of delegated bodies shall be governed by that established in the delegation agreement.

5

Article 35. Board meetings

The Board shall meet at least six times per year and as many other times as called by the President or whoever is acting on his or her behalf and also when this is requested by the majority of the Directors. The meetings shall take place ordinarily at the company registered office but may also be held at another location, which shall be determined by the President and indicated in the announcement.

Exceptionally, if no Director is opposed to this, the Board may be constituted in writing and without meeting. In this last case, the Directors may send their votes by email, as well as any considerations they wish to be recorded in the minutes.

The Board meeting may also be held in various rooms simultaneously, provided interactivity and inter-communication in real time between them is ensured by audiovisual or telephonic means and, consequently, the unity of the act. In this case, the connection system and, should it be the case, the places where the technical media are available that are required in order to attend and participate in the meeting shall be noted in the announcement. The resolutions shall be considered as adopted in the place where the President is located.

Article 36. Operational aspects of the meetings

The Board of Directors shall be validly constituted when half plus one of its components attend the meeting, either in person or represented. Each Director may confer his or her representation onto another.

The President shall organize the debate in accordance with the Agenda, promoting the participation of all Directors in the deliberations and ensuring the body is duly informed. To this end, the President may invite officers and specialists of the Company to take part in the meeting, with voice but without vote, as well as any external experts that are considered suitable.

Except in those cases in which other higher voting majorities have been established, the resolutions shall be adopted by absolute majority of the participants. In the case of a draw, the vote of the President or whoever is acting on his or her behalf shall be decisive. The minutes of the Board shall be recorded in the book especially designated for this purpose and shall be signed by the President and the Secretary.

Section 3

Concerning the internal bodies and positions of the Board of Directors

Article 37. Committees of the Board of Directors

The Board of Directors may set up, within its members, any executive or advisory bodies it deems appropriate to deal with matters under its authority, appointing the Directors that must form a part thereof.

In any case, an Audit and Control Committee and an Appointment and Remuneration Committee shall be set up.

6

Article 38. Delegate Committee

The Board may appoint a Delegate Committee, which shall be made up of the President of the Board, who shall preside over the Committee, and maximum seven Directors. The member acting as Secretary to the Board shall act as Secretary to the Committee.

The permanent delegation of any powers of the Board of Directors to the Delegate Committee and the appointment of the Directors that are to comprise the Delegate Committee shall require the favorable vote of two thirds of the components of the Board.

The Board may delegate all its powers permanently to the Delegate Committee except those that may not be delegated by law.

The Delegate Committee shall meet as many times as called by the President or requested by the majority of its members. It may adopt definitive resolutions in all those areas delegated to it by the Board of Directors, informing the latter in the first meeting held, also being able, in the case of emergency, to adopt decisions on other subjects that may be delegated, which shall be submitted for the Board’s approval and ratification.

Article 39. Audit and Control Committee

The Company shall have an Audit and Control Committee made up of at least three Directors appointed by the Board of Directors who shall have the capacity, experience and dedication required to carry out their functions. All the members of the Committee shall be external or non-executive Directors. The President of the Committee shall be chosen from among its members, who must be replaced every four years but may be re-elected one year after having ceased in this position.

The Committee shall serve as support for the Board of Directors in its tasks of vigilance by means of the periodic review of the process of drawing up the economic-financial information, of the internal controls of the Company and of the independence of the External Auditor.

The Committee shall have, among others, the following responsibilities:

1.	To provide information at the General Shareholders’ Meeting concerning the issues raised by shareholders in the areas of its responsibility.

2.	To propose to the Board of Directors, to be submitted to the General Shareholders’ Meeting, the appointment of the External Account Auditors, referred to in article 204 of the Refunded Text of the Joint Stock Companies Act, approved by Royal Decree-Law 1564/1989, of the 22nd of December.

3.	To supervise internal Audit services.

4.	To know the process of financial information and the internal control systems of the Company.

5.	To maintain a relationship with the external auditors in order to receive information on those issues that may endanger the independence of the latter and any other issue related to the process of carrying out the Account Audit, as well as other communications established in Account Auditing legislation and technical Auditing regulations.

7

6.	Any other function of informing and proposing charged to it by the Board of Directors of a general or particular nature.

The Audit and Control Committee shall meet with the frequency determined and each time by the announcements of its President or the request of two of its members. Any member of the management team or staff of the Company required to do so must attend the meetings of the Committee and provide collaboration and access to the information held by this person. In order to comply with its functions the Committee shall have the necessary resources at its disposal in order to function independently. The Committee shall adopt its decisions or recommendations by a majority of votes.

The Board of Directors shall develop the powers and regulations concerning the functioning of the Audit and Control Committee.

Article 40. President and Vice-Presidents

The Board chooses a President and one or more Vice-Presidents, who shall replace the President in the order determined by their appointment. Should all of these be absent, the oldest Director shall act as President.

The President of the Board of Directors shall announce and preside over the meetings of the Board of Directors and of the Delegate Committee, shall direct the deliberations of the Company bodies over which he or she presides, shall ensure faithful compliance with the resolutions adopted by these bodies, shall authorise minutes and certificates with his or her approval and, in general, shall carry out those actions that are appropriate for the suitable functioning of the body.

The President may also hold the position of top executive of the Company. The Board of Directors is responsible for determining if the President must also hold this position.

Article 41. Managing Directors

The Board may also appoint one or more Managing Directors. Similarly, notwithstanding the empowerments that may be conferred on any person by the Board or the Delegate Committee, it may also delegate powers to Managing Directors.

The permanent delegation of any power of the Board of Directors to Managing Directors, and the appointment of the Directors that are to occupy these positions, shall require the favorable vote of two thirds of the components of the Board.

Article 42. Secretary and Vice-Secretary

The Board is also responsible for choosing the Secretary and, should it be the case, the Vice-Secretary. In either case they may or may not be Directors.

In the absence of the Secretary, the Vice-Secretary shall act on his or her behalf and may exercise any of his or her powers, including those of signing minutes and issuing certificates. Should both be absent, the youngest Director from those attending the meeting shall act as Secretary.

8

Section 4

Of the Status of Directors

Article 43. Duration of the position and covering vacancies

The duration of the position of Director shall be four years.

The appointment of the Administrators shall expire when, the period of four years being completed, a General Shareholders’ Meeting has been held or the legal period has passed for holding the Ordinary General Shareholders’ Meeting.

If vacancies should arise during the period for which the administrators were appointed, the Board may appoint, from among the shareholders, those persons to occupy these positions until the next General Shareholders’ Meeting is held.

The position of Director may be resigned, revoked or re-elected, once or more times, for periods of equal duration.

Article 44. General duties of the Directors

The Directors must comply with the duties imposed on them by law and these Articles of Association, as well as those required by the internal Regulations of the Company. In particular, they shall carry out their position with the diligence of a competent businessperson and a loyal representative, attending to the legal duty of diligent administration. They shall also comply with the duties of fidelity, loyalty, fidelity and secrecy in the manner required by law.

The Regulations of the Board shall establish both the general and specific obligations of the Directors, deriving from the duties of confidentiality, non-competition, loyalty, uses of information and company assets and business opportunities, placing particular attention on situations of conflict of interest.

Article 45. Remuneration of the Administrators

Directors, in their position as members of the Board of Directors and due to their carrying out the function of supervision and group decision as befits this body, shall be entitled to receive from the Company an amount equivalent to 1.5% of the clear profit, which may only be allocated after attending to the requirements of the legal reserve and others that may be compulsory, and of providing the shareholders with a dividend of at least 4%. The Board of Directors is responsible for fixing the exact amount to be paid within this limit, as well as its distribution among the various Directors, taking into account the positions held by each Director on the Board and its committees. The Company is authorised to make advance payments on account of future participation in profits.

Directors may be additionally remunerated by means of granting company shares, share options or other securities giving the right to obtain shares, or through remunerative systems linked to the stock market value of the shares. The application of these systems must be approved by the General Shareholders’ Meeting, which shall determine the value of the shares to be taken as a reference, the number of shares to be given to each Director, the exercise price of any option rights, the period the agreed system should last and as many conditions as deemed appropriate.

9

The payments established by this article shall be compatible with and independent of the salary, remuneration, termination compensation, pension or compensation of any kind established for those members of the Board of Directors who carry out executive functions, whatever the nature of their relationship with the Company, be it employment (common or special of top management), commercial or for the provision of services. Information regarding these remunerations shall be disclosed in the Annual Report and in the Annual Report on Corporate Governance.

The Company may take out an insurance policy covering civil liability for the Directors and members of the management team.

Section 5

Of the Annual Report on Corporate Governance and the Website

Article 46. Annual Report on Corporate Governance

Every year the Board of Directors, with a prior report from the Audit and Control Committee, shall approve the Company’s annual report on corporate governance including the legally required references, together with those deemed appropriate, if any.

The Annual Report on Corporate Governance shall be approved prior to publishing the call for the Ordinary General Shareholders’ Meeting of the Company for the fiscal year in question, and shall be placed at the disposal of the shareholders on the Company website no later than the day on which the call for the Ordinary General Shareholders’ Meeting that is to decide on the annual accounts corresponding to the fiscal year referred to by the Annual Report on Corporate Governance is published.

Article 47. Website

The Company shall maintain a Website in order to inform shareholders, including the documents and information established by Law and at least the following:

1.	The Articles of Association.

2.	The Regulations of the General Shareholders’ Meeting.

3.	The Regulations of the Board of Directors and, should it be the case, the Regulations of the Committees of the Board of Directors.

4.	The annual report.

5.	The internal code of conduct on the stock market.

6.	The corporate governance reports.

7.	The documents concerning the Ordinary and Extraordinary General Shareholders’ Meetings, with information on the Agenda, the proposals made by the Board of Directors, as well as any relevant information that the shareholders may require for casting their vote.

10

8.	Information on the General Shareholders’ Meetings already held and, in particular, on the composition of the General Shareholders’ Meeting at the time it was constituted, resolutions adopted expressing the number of votes given and the result of the voting on each of the proposals included on the Agenda.

9.	The flow of communication between the Company and the shareholders, and, in particular, the explanations pertinent to the exercising of the right to information of the shareholders, indicating the postal and electronic mailing addresses to which shareholders may send their communications.

10.	The means and procedures for conferring representation at the General Shareholders’ Meeting.

11.	The means and procedures for exercising remote voting including, should it be the case, the forms to certify attendance and remote voting by electronic means at the General Shareholders’ Meetings.

12.	The key facts communicated to the National Stock Markets Commission.”

Two. As a consequence of the above amendment, to renumber articles 38 to 47 of the Articles of Association, which shall now be articles 48 to 57.

Three. To amend forward article 40 of the Articles of Association (new article 50), which, hereinafter, shall have the following wording:

“Article 50. Audit

The Annual Financial Statements and the Management Report must be reviewed by the External Auditors, appointed by the General Shareholders’ Meeting before the end of the fiscal year to be audited, for a set period of time that may not be less than three years nor more than nine years, to be counted as from the date on which the first fiscal year to be audited commences, and may be re-elected by the General Shareholders’ Meeting annually, once the initial period has ended.

The General Shareholders’ Meeting may appoint as Auditors one or more physical or legal persons who shall act jointly. When those appointed are physical persons, the Shareholders’ Meeting shall appoint as many replacements as main Auditors.

The Shareholders’ Meeting may not revoke the Auditors before the end of the period for which they have been appointed unless just cause is given.

If the General Shareholders’ Meeting does not comply with that established in this article, being required to do so, or the persons appointed do not accept the position or cannot fulfill their functions, the Board of Directors, the Bondholders’ Trustee or any shareholder may request the Mercantile Registrar of the company registered office to appoint the person or persons that must carry out the audit, pursuant to that established in the Regulations of the Mercantile Registry.

When there is just cause, the administrators of the Company and the persons that may legally request the appointment of the auditor may ask the Court of First Instance of the company registered office to revoke that appointed by the General Shareholders’ Meeting or by the Mercantile Registrar and another to be appointed.”

Four. To abolish or remove former article 47 of the Articles of Association, now article 57, and therefore, the complete Title VII (“Resolution of Disputes”).

11

Proposal of resolutions concerning the fourth point on the Agenda (“Appointment, ratification or re-election of Directors”):

One. To ratify the appointment carried out by the Board of Directors for co-opting, for covering vacancies arising since the last Ordinary General Shareholders’ Meeting, of the following people, appointing them as Directors of the Company: Mr. Jorge Mercader Miró, married, of legal age, of Spanish nationality, domiciled in Barcelona, Calle Ganduxer, number 54-56, with national identification number 40.414.982-A, and Mr. Luis Suárez de Lezo Mantilla, married, of legal age, of Spanish nationality, with professional domicile in Madrid, Paseo de la Castellana, number 278, and with national identification number 2.693.196-B.

Mr. Mercader Miró and Mr. Suárez de Lezo Mantilla shall carry out their position of Director for a period of four years as from this ratification and appointment.

Two. To re-elect as Directors, for another period of four years, Mr. Ricardo Fornesa Ribó, married, of legal age, of Spanish nationality, domiciled in Premiá de Dalt (Barcelona), Calle Camí de la Cisa, number 98, and with national identification number 37.858.545-Q and a Mr. Antonio Hernández-Gil Álvarez-Cienfuegos, married, of legal age, of Spanish nationality, domiciled in Madrid, Calle Serrano, number 87, and with national identification number 652.826-V.

12

Proposal of resolutions concerning the fifth point on the Agenda (“Appointment or re-election of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group”):

To re-elect as the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group the company Deloitte, S.L., domiciled in Madrid, Plaza Pablo Ruiz Picasso, number 1 (Torre Picasso) and tax identification code B-79104469, entered in the Official List of Registered Auditors of Spain under number S-0692, and entered in the Mercantile Register of Madrid in volume 13,650, folio 188, section 8, sheet M-55414, for the legally established period of one year. It is also entrusted with carrying out the other Audit services required by Law and needed by the Company until the next Ordinary General Shareholders’ Meeting is held.

13

Proposal of resolutions concerning the sixth point on the Agenda (“Authorisation to the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., directly or through controlled companies, within a period of 18 months from the resolution of the Shareholders’ Meeting, leaving without effect the authorisation granted by the Ordinary General Shareholders’ Meeting held on the 31st of March 2004”):

To authorise the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., by sale, purchase, exchange or any other onerous legal business modality, directly or through controlled companies, up to a maximum number of shares representing 5% of the share capital and for a price or equivalent value that may not be lower than the nominal value of the shares nor exceed the quoted price on the stock market.

The shares so acquired may be disbursed among the employees and administrators of the Company or, if appropriate, used to satisfy the exercise of option rights that such persons may hold.

This authorisation, which is subject to the compliance of all other applicable legal requirements, shall be valid for 18 months, counted as from the date of the present General Shareholders’ Meeting, and leaves without effect the authorisation granted by the last Ordinary General Shareholders’ Meeting held on the 31st of March 2004.

14

Proposal of resolution concerning the seventh point on the Agenda (“Delegation to the Board of Directors of the power to resolve the increase of the capital stock, up to the maximum amount legally prescribed, with the possibility of excluding the preemptive rights, leaving without effect the sixth resolution of the General Shareholders’ Meeting held on April 21, 2002”):

One. To empower the Board of Directors, as broadly as necessary in law, so that, within the provisions of Article 153.1.b) of the Joint Stock Companies Act, it may increase the capital stock once or on several occasions and at any time within a period of five years counted as from the date of holding this Shareholders’ Meeting, up to the maximum amount of 610,431,731 euros, a figure that is lower by fifty euro cents than half the capital of the Company. The capital increases covered by this authorisation shall be carried out by means of issuing and placing new shares in circulation, with or without premium, whose exchange value shall consist of monetary contributions. With regard to each increase, the Board of Directors shall be responsible for deciding if the new shares to be issued are ordinary or without vote. Similarly, the Board of Directors may fix, in all that is not already established, the terms and conditions of the capital increases and the characteristics of the shares, as well as freely offering new shares that are not subscribed within the period or periods for exercising the preemptive rights. The Board of Directors may also establish that, in the case of incomplete subscription, the capital should be increased only by the amount of subscriptions carried out and to reword the articles of the Articles of Association regarding the capital and number of shares. Similarly, with respect to the capital increases carried out within this authorisation, the Board of Directors also has the power to exclude, totally or partially, the preemptive rights under the terms of section 159.2 of the Joint Stock Companies Act. The Company shall apply, when appropriate, for the listing of the shares issued in virtue of this authorisation on the Stock Markets of Madrid, Barcelona, Bilbao and Valencia by means of the Stock Exchange Network System, as well as on the corresponding foreign markets, the Board of Directors also having the authority to carry out, in this case, those procedures and actions required in order to such listing before the relevant bodies of the different national or foreign stock markets. The Board of Directors is also authorised to delegate the powers conferred by means of this resolution in favor of the Delegate Committee.

Two. To leave without effect the sixth resolution of those adopted by the General Shareholders’ Meeting on the 21st of April 2002.

15

Proposal of resolution concerning the eighth point on the Agenda (“Delegation to the Board of Directors of the power to issue debentures, bonds and any other fixed rate securities of analogous nature, simples or exchangeable for issued shares of other companies, as well as promissory notes and preference shares, and to guarantee the issue of securities by companies within the Group, leaving without effect, in the portion not used, the twelfth resolution of the General Shareholders’ Meeting held on June 28, 2000.”)

To Delegate to the Board of Directors, in accordance with the general applicable regime and the provisions of Article 319 of the Regulations of the Mercantile Register, the power to issue, once or on several occasions, fixed rate securities in accordance with the following conditions:

1.	Description of the securities. The securities this delegation refers to include debentures, bonds and any fixed rate securities of analogous nature, simple or exchangeable for issued shares of other companies. Likewise, this delegation may be used also for the issuance of preference shares or promissory notes, under this or another denomination. The delegation includes, in such particular case, the power to establish and/or renew continuous or open-ended programs of corporate promissory notes.

2.	Term. The issuance of securities may be made once or on several occasions at any moment within a maximum period of five years counted as from the date of this resolution.

3.	Maximum amount. The aggregate maximum amount of securities to be issued by virtue of this delegation will be the following:

(a)	€ 15,000,000,000, or the equivalent in another currency, for debentures, bonds and any fixed rate securities of analogous nature;

(b)	€ 3,000,000,000, or the equivalent in another currency, for promissory notes; such limit refers to the nominal balance of the promissory notes in circulation at any time and not to the aggregate amount of the different issues;

(c)	€ 3,000,000,000, or the equivalent in another currency, for preference shares;

4.

Extension of the delegation. The Board of Directors shall be responsible for deciding the terms and conditions of each particular issue, including but not limited, to the following: amount of each issue (with strict observance at all time of the applicable quantitative limits); the number of securities and its par value; the applicable law; the issuing place –domestic or abroad- and currency, and in case of foreign currency, its equivalent in euros; the issuing date or dates; in case of debentures, the kind of obligations among those permitted by law, that may be totally or partially exchangeable (being compulsory or voluntary, and in this last

16

case, whether at the option of the holder and/or the issuer) for issued shares or other companies; the form of the securities; the guarantees; the interest rate; the maturity date; the regime and forms of redemption; the admission, if appropriate to listing on any secondary market, national or foreigner, of the securities issued with compliance of the conditions required in each case by the law in force; the designation, if appropriate, of the Commissioner and the approval of the main rules that will govern the legal relations between the Company and the association of holders of the securities issued; in case of programs for the issue of promissory notes, the aggregate maximum amount of the program or programs, the maximum and minimum par value of the promissory notes to be issued, the issue and allotment procedure or system and, in general, any other aspect or condition of the issues or programs, including its subsequent amendment.

5.	Guarantee of issues of fixed rate securities by companies within the Group. The Board is also empowered, within a period of five years, to guarantee on behalf of the Company the issuances of fixed rate securities (debentures, bonds, notes or any other securities) as well as the issues of promissory notes and preference shares by companies within the Group.

6.	Listing. The Board is empowered to apply for the listing of the debentures, bonds, promissory notes, preference shares and of any other securities issued by the Company by virtue of this delegation, if appropriate or if it deems convenient, on official or unofficial, organized or OTC, national or foreign secondary markets, carrying out in such case the necessary proceedings and acts for the listing before the competent authorities of the different national or foreigner securities markets, conferring to the Board of Directors the widest powers for such purpose.

7.	Delegation on the Delegate Committee. The Board of Directors is authorized to delegate to its Delegate Committee the powers conferred in this resolution.

Two. To leave without effect, in the portion not used, the authorisation granted by the Ordinary General Shareholders’ Meeting held on June 28, 2000 in favor of the Board of Directors, for the issuance of simple debentures, under point twelfth of the Agenda.

17

Proposal of resolutions concerning the ninth point on the Agenda (“Delegation of powers to supplement, develop, execute, rectify and formalize the resolutions adopted by the General Shareholders’ Meeting”):

One. To delegate to the Board of Directors, as amply as required, including the power of delegating the powers received, all or in part, to the Delegate Committee, as many powers as required to supplement, develop, execute and rectify any of the resolutions adopted by the General Shareholders’ Meeting. The power of rectification shall include the power to make as many amendments, modifications and additions as necessary or convenient as a consequence of objections or observations raised by the regulatory bodies of the securities markets, Stock Markets, Mercantile Register and any other public authority with powers concerning the resolutions adopted.

Two. To delegate indistinctly to the President of the Board of Directors and to the Secretary and Vice-Secretary of the Board those powers required to formalize the resolutions adopted by the General Shareholders’ Meeting, and to register those subject to this requirement, in whole or in part, being able to draw up all kinds of public or private documents to this end, including those to supplement or rectify such resolutions.

* * * *

18

Item 3

(Unofficial translation of the original in Spanish)

ORDINARY GENERAL SHAREHOLDERS’ MEETING

2005

REPORTS OF THE BOARD OF DIRECTORS

ON PROPOSALS OF RESOLUTIONS

Report of the Board of Directors on the proposal of resolutions concerning the first point on the Agenda (“Review and approval, if appropriate, of the Annual Financial Statements (Balance Sheet, Profit and Loss Account and the Annual Report) and the Management Report of Repsol YPF, S.A., of the Consolidated Annual Financial Statements (Consolidated Balance Sheet, Consolidated Profit and Loss Account and the Consolidated Annual Report) and the Consolidated Management Report, for the fiscal year ended 31st December 2004, of the proposal of application of its earnings and of the management by the Board of Directors during said year.”)

The Financial Statements and different documents of which these consist, as laid down in the Commercial Code, the Joint-Stock Companies Act and other applicable legislation, including the current sectorial regulations (Balance Sheet, Profit and Loss Account and Annual Report), both the individual ones of Repsol YPF, S.A. and the consolidated ones of its Group of Companies, along with the Management Report of Repsol YPF, S.A. and the Consolidated Management Report, were drawn up by the Board of Directors at its meeting dated 29th March 2005, after review by the Audit and Control Committee and by the Disclosure Committee of Repsol YPF, S.A., and after certification by the Executive President and the Financial Corporate Director.

All these documents are available to the shareholders at the company registered office in Paseo de la Castellana, nº 278, where these can be asked for directly or be sent free of charge to wherever is requested.

These are furthermore available on the company’s web page (www.repsolypf.com), where the shareholders can also find what is called the “Annual Report 2004”, which contains extensive information of interest about the Company, the Corporate Responsibility Report (which contains the subjects which were previously covered by the Social Report and the Environmental Report) and the Annual Report on Corporate Governance and Auditors Account Report.

Along with the approval of the Financial Statements there is similarly a proposal, as in previous years, for the approval of the application of the results, as stated in the Annual Report, and the management by the Board of Directors during fiscal year 2004, including the distribution of dividends, whose amount is in turn reflected in the resolution for formulation of the accounts and distribution of results.

Report of the Board of Directors on the proposal of resolutions concerning the second point on the Agenda (“Information to the General Shareholders’ Meeting on the amendments to the Regulations of the Board of Directors.”)

According to article 115 of Law 24/1988, dated 28th July, on the Securities Market, introduced by Law 26/2003, dated 17th July, the General Shareholders’ Meeting is informed of the modification of article 30 (“The Audit and Control Committee”) of the Regulations of the Board of Directors of Repsol YPF, S.A. approved by the Board of Directors at its meeting on 27th April 2005.

This modification has the purpose of including, as part of the functions of the Audit and Control Committee expressly laid down in the Regulations of the Board of Directors, those of supervising the control of the oil and gas reserves of Repsol YPF Group and those of knowing and steering the policy, the objectives and the directives of the Group as regards environment and safety.

With the same aim and in the same terms, the Board of Directors, at its meeting dated 27th April 2005, also approved the modification of section 6 (“Functions”) of the Regulations of the Audit and Control Committee of the Board of Directors, whose full text is available on the company’s web page (www.repsolypf.com).

This modification of the Regulations of the Board of Directors was made known to the National Stock Market Commission and presented for registration at Madrid Mercantile Register.

Furthermore, the full text of the Regulations of the Board of Directors of Repsol YPF, S.A., with the modification agreed, is available on the web page (www.repsolypf.com).

As a result of the modifications approved by the Board of Directors at its meeting on 27th April 2005, article 30 of the Regulations of the Board of Directors now reads as follows (with the modifications underlined):

“Art. 30. The Audit and Control Committee

1. The Audit and Control Committee shall comprise a minimum of three Directors. The Board shall designate the members of this Committee for a four (4) year term of office. They shall terminate upon the expiration of said term, when they cease to be Directors, or when the Board so decides, following examination of the Nomination and Compensation Committee’s report.

2. The Committee’s members shall have the time commitment, capability, and experience needed to enable them to perform their functions, and its Chairman must have experience in business management and familiarity with accounting procedures; in all cases one of its members must have the financial experience required by the regulatory agencies having authority over the industry.

3. The Audit and Control Committee’s basic function is to support the Board of Directors in the fulfillment of its supervisory duties, through periodic review of the preparation of the economic and financial information, the executive controls, and the external Auditor’s independence, as well as review of fulfillment of all the legal provisions and internal rules applicable to the Company. The Audit and Control Committee shall have the authority to formulate the Board of Directors’ proposal on the external Auditors’ designation, renewal and termination of their appointment, and contractual terms, for subsequent submission to the Shareholders Meeting. In particular the Committee shall perform, regardless of the functions addressed to this Committee in the bylaws:

a) Verify the sufficiency, adequacy, and effective operation of the internal control systems, in such as way as to ensure the correctness, reliability, sufficiency, and clarity of the financial statements of both the Company and its consolidated Group as contained in the annual, semiannual, and quarterly reports, for one thing, and for another, the accounting or financial information required by the National Securities Market Commission or other regulatory agencies, including those of countries in which the Group is active.

b) Monitor compliance with legal provisions, whether national or international, in matters relating to actions on the Securities Markets and protection of data. The reporting or action requirements imposed by official agencies with authority over these areas shall be fulfilled in good time and form.

c) Make certain the Codes of Ethics and Conduct for internal affairs and vis-à-vis the Securities Markets which are applicable to Group personnel always fulfill the requirements and are adequate for the Company.

d) Take special care to ensure the Directors’ compliance with the rules applicable to conduct in the Securities Markets.

e) Analyze the financial statements of the Company and its consolidated Group as contained in the annual, semiannual, and quarterly reports prior to their submission to the Board and with the rigor required to verify their correctness, reliability, sufficiency, and clarity, having access to all the necessary information at the level of aggregation the Committee considers appropriate, to which end it shall receive the necessary support of the Group’s Executive Management and in particular that of its Financial Management, as well as that of the Company’s External Auditor. The Committee shall very especially make certain that the Annual Accounts to be submitted to the Board of Directors for their formulation shall be certified by the Chairman of the Board, the Delegate Director or Directors, if any, and the Financial Director (CFO), as required by the internal or external rules or provisions applicable at any given time.

To ensure the best possible performance of this function, the Committee may delegate monthly analysis of the financial statements to its Chairman. The latter, assisted by the Secretary, shall endeavor to send the Committee Members the information required for them to attend the meetings as well prepared as possible, far enough in advance of each meeting.

f) Choose the External Auditor of the Company and its consolidated Group, as well as those of all the companies belonging to the Group, both in Spain and in other countries where said companies are located, endeavoring for reasons of expeditiousness and procedural simplicity, as well as for reasons of communication, to use the same auditing firm for all said companies except when that is not possible or desirable for reasons to be judged by the Committee.

The External Auditing contracts shall have annual terms, with the exceptions that may reflect applicable legal provisions. Said contracts may be renewed from year to year if quality of service is satisfactory and agreement is reached on fees. However, a selection procedure open to the most prestigious leading auditing firms shall be carried out every five years, to choose the firm offering the best balance between quality of service offered (the minimum level of which shall be specified as a requirement prior to selection) and the amount of fees, in order to report to the Board of Directors as a specific item of the latter’s Agenda.

g) Verify the External Auditor’s independence in two respects:

1. Avoiding any possibility that the Auditor’s warnings, opinions, or recommendations might be subject to conditions of any kind.

2. Defining and monitoring incompatibility between the provision of auditing services and that of consulting services or services of any other kind. The External Auditor may only do work other than auditing for the Company in the circumstances permitted by the Law.

h) Verify, at appropriate intervals, that the external auditing program is being carried out in accordance with contractual conditions and meets the requirements of the official agencies having authority thereover. The Committee shall also require the Auditor to provide periodic evaluations (once a year at a minimum) of the Group internal control procedures’ quality.

To perform this function, the Auditor shall give the Committee all the information it has on the subject, including its “working materials” if appropriate.

i) Consider the situations which require adjustments and are detected in the course of the external audit activities provided they are significant, understanding as such those which might, separately or in the aggregate, give rise to a substantial and material impact on or damage to the Group’s capital, earnings, or reputation; said judgment shall be at the discretion of the External Auditor, which must report to the Committee Chairman in cases of doubt. This must be reported to the Committee Chairman as soon as it becomes known.

j) Analyze and approve the Annual Internal Auditing Plan, as well as additional plans of an occasional or specific nature which may be applied in response to regulatory changes or to meet the organizational needs of the Group’s business affairs.

In addition, the Committee shall monitor said plans at the intervals required by circumstances, and may delegate the performance of the preparatory tasks needed to facilitate the Committee’s work to its Chairman.

If any material deviations should occur vis-à-vis the time frames for completion of the actions contemplated in said plans, or in the scope of the reviews, their causes shall be explained to the Committee and the changes in the Internal Auditing plans considered appropriate shall be submitted to the Committee for its approval.

k) Consider the audited units’ degree of fulfillment of the corrective measures recommended by Internal Auditing in previous reviews, reporting the cases which may pose material risk for the Group to the Board.

The Committee shall be informed of irregularities, anomalies, or failures of compliance whenever they are significant and detected by Internal Auditing in the course of its activities. Those capable of giving rise to a substantial and material impact on or injury to the Group’s capital, earnings, or reputation shall be deemed significant, and said judgment shall be at the discretion of the Internal Auditing area, which in cases of doubt must report the issue to the Committee Chairman as soon as it becomes known

l) Consider and issue an opinion regarding the appointment or replacement of the Director of Internal Auditing or equivalent position, and participate in the determination of his/her compensation. The Committee shall be informed of the unit’s budget.

m) Make certain Internal Auditing has adequate training and means to perform its functions in the Group, as regards both personnel and materials, systems, procedures, and operating manuals, and consider the obstacles that may arise in the performance of the Internal Auditing activities.

n) Review all the significant changes of accounting principles used in the presentation of the financial statements, and make certain they are given adequate publicity, expressly recording the fact that the Committee has performed said review.

ñ) Examine the draft Codes of Ethics and Conduct, and their amendments, drawn up by the corresponding area of the Group, and issue preliminary opinions on proposals to be brought before the Corporate decision-making organs.

o) Report to the Shareholders Meeting on issues posed by the shareholders which fall within its sphere of authority.

p) This Committee is also responsible for determining the Company’s internal control procedures regarding approvals of spending, investment, etc., the drafting of Codes of Conduct for the Company’s Top Management personnel and the Internal Code of Conduct vis-à-vis the Securities Market, the adoption of executive control systems including proposals for timely modifications when appropriate; formulation of the accounting practices and principles used to draw up the Company’s annual accounts; and determination of the policies and procedures to ensure due compliance with the rules in the different spheres of Company action; it is likewise empowered to receive information and, when appropriate, to issue reports on disciplinary measures taken against members of the Company’s Top Management.

q) Verify the sufficiency, adequacy and effective operation of the systems and procedures of register and internal control on the measurement, valuation, classification and accounting of the oil and gas reserves of the Repsol YPF Group, so that their recording in the Group’s periodical financial information complies, at all times, with the standards of the industry and the applicable law.

r) Consider and guide the policy, the objectives and the guidelines of the Repsol YPF Group in environmental and security matters.

s) The Audit and Control Committee shall examine any other matters which may be referred to it by the full Board, the Delegate Committee, or the Chairman. It shall regulate its own proceedings and shall appoint a Chairman from among its members; the Secretary of the Board of Directors shall act as its Secretary. The Committee shall have access to the information and documentation required for the performance of its functions.

4. The Committee shall meet at the intervals it determines and whenever it is called into session by its Chairman or a meeting is requested by two of its members. Any member of the Company’s management staff or personnel who is called upon to do so shall be obligated to attend the Committee’s meetings and provide cooperation and access to the information at his/her disposal. The Committee may also require the Company’s Auditors to attend its meetings. The Committee shall draw up annual action plans for each fiscal year and an Annual Report on its activities, which it shall report to the full Board of Directors. The Company’s Annual Report shall reflect the Committee’s Annual Report on Activities. The conclusions emerging from each meeting shall be recorded in minutes which shall be reported to the full Board.

5. To ensure optimum performance of its functions the Committee may obtain advising from Attorneys or other outside professionals; in that event the Secretary of the Board of Directors shall, at the Committee Chairman’s request, take the necessary steps to retain such Attorneys or other professionals, who shall report the results of their work directly to the Committee.

6. Without prejudice to the remaining provisions of the Board of Directors’ Regulations which concern it, this Committee shall have specific Regulations approved by the Board of Directors which shall govern its functions and prescribe the procedures on the basis of which it shall carry out its duties.

7. The provisions of the Board of Directors’ Regulations relating to the Audit and Control Committee’s operations shall be applicable to the Committee inasmuch as its nature and functions so permit.”

Report of the Board of Directors on the proposal of resolutions as regards point three of the Agenda (“Amendment of Chapter II of Title IV (related to the Board of Directors) and of Article 40 (related to Audit); removal of Article 47 (related to resolution of disputes); and consequent re-enumeration of Articles 38 and consecutives of the Articles of Association.”)

Article 144 1 a) of the Joint Stock Companies Act requires that the Directors authorizing the proposed amendment to the Articles of Association submit a written report with a justification thereof. For this purpose, the Board of Directors has prepared the following Report:

a)	Amendment of Chapter II (“Board of Directors”) of Title IV (“Corporate Bodies”) of the Company’s Articles of Association (articles 30 to 37).

The Board of Directors proposes to the General Shareholders Meeting the amendment of all the Articles currently included in Chapter II (“Board of Directors”) of Title IV (“Corporate Bodies”) of the Articles of Association that, in order to facilitate the understanding of this report, are literally transcribed at the end of this paragraph a).

The reason for this proposal is the convenience to have a new refunded text of the statutory provisions related to the Board of Directors, reorganizing the current provisions and including others in the Articles of Association in order to implement the best practices in good governance or to increase the transparency on subjects that could be relevant for the shareholders and investors in general.

The original wording of this Chapter results from the accommodation of the Articles of Association to the current Joint Stock Companies Act, approved by the General Shareholders’ meeting held on 9 June 1992. Since then, important events have occurred, such as the Report on “The Companies Governance” issued on February 1998 by the Special Commission for the Study of a Code of Ethics of the Companies’ Board of Directors (“Olivencia Report”); the Report of the Special Commission to foster Transparency and Security in the Markets and Listed Companies (“Aldama Report”) of January 8, 2003; the approval of Law 26/2003 of 17th July, amending Law 24/1988 of 28th July, on the Securities Market, and the Refunded Text of the Joint Stock Companies Act approved by Royal Legislative Decree 1564/1989 of 22nd December, to strengthen the transparency of joint stock companies, as well as several other amendments of the Joint Stock Companies.

All of this Reports and legal provisions caused partial amendments of the abovementioned Chapter, without modifying its original structure. The result is that the statutory provisions related to the Board of Directors are contained in Articles which content exceeds, in some cases, the preceding heading of the Article, and the regulated matters are contained on occasions, in several Articles, circumstances that may create confusion.

Therefore, the Board deems it convenient to propose the amendment of the whole Chapter to make it more organized and coherent. In this sense, the Board of Directors considers that the proposed new wording will provide more clarity on the regulations of such an important matter as the Company’s form of administration and management.

The concrete proposal is hereafter subject to an individual report in respect of each of the new Articles submitted to the General Shareholders’ Meeting.

Article 30. (“Structure of the Company’s Administration”)

The content of the proposed new Article are partially contained in the current Article 30.

Notwithstanding the foregoing, the heading of current Article 30 (“Composition”) does not reflect the matters contained in it. Therefore, it is considered necessary to modify such title and to limit the new content of the Article to the concrete matter which it refers to.

In addition, two new aspects of good governance are included: first, the obligation of the Board of Directors to inform the General Shareholders’ Meeting on any amendment of the Board of Directors Regulations; second, the express commitment of Repsol YPF, S.A. to continue at the vanguard of best practices in this matter with the purpose of keeping the confidence of its shareholders and the investors in the Company’s management.

New Article 30, due to its significance, will be in a specific section titled “General Provisions”, with the purpose of emphasizing its importance.

Article 31. (“Number of Board Members”)

New Article 31 will be the first of a new section (“Composition, powers and functioning of the Board of Directors”) created in order to facilitate obtaining the information on the matters mentioned in such Section.

The content of the new Article are also currently contained in Article 30 that extensively regulates quite different matters. The purpose of the new structure is to increase the clarity on points where the statutory regulation is essential.

Article 32. (“Qualitative composition of the Board”)

The content of this new Article is included for the first time in the Company’s Articles of Association. Although the classification of Directors is already subject to the Regulations of the Board of Directors of Repsol YPF, S.A., the Articles of Association, being previous to the Olivencia and Aldama Reports and to the legal provisions mentioned at the beginning of the Report of this point of the Agenda, do not contain any provision thereof.

It should be considered a good corporate governance measure the incorporation in the new article of the practice of the Company consisting in the existence of different categories of Directors in the Board of Directors and, especially, the mention, as a guideline, of the existence of a majority of outside non-executive Directors, and therefore, including such practice in the statutory regulations of the Company.

Article 33. (“Powers of administration and supervision”)

This new article will contain the provisions currently included in Article 34, reorganizing its location in the Articles of Association and providing it with a better order.

Moreover, The Board of Directors’ general function of supervision, that in accordance with the abovementioned Reports on Good Governance, should be assumed by the Board in order to strengthen its role related to those tasks that could better be developed by the Board as well as add more value to the Company’ governance, is emphasized.

It also contains the existence of a group of non-delegable powers, whose knowledge must be reserved to the Board of Directors, due to its significance from a control point of view.

Article 34. (“Powers of representation”)

As in the previous one, the content of this new Article is contained in current Article 34 of the Articles of Association. Regarding this, it should be mentioned that the new Article will not contain an enumeration of the Board of Directors’ powers due to the fact that such enumeration could not be registered in the Mercantile Register (Article 124.4 of the current Mercantile Register Regulations) and because, being the Board of Directors’ representation extended to any and all acts contained in the corporate purpose, a specific enumeration of its powers could create confusion in relation with the competencies not expressly established.

Article 35. (“Board meetings”)

This Article will contain the content of current Article 32 and its visibility will be improved by being included in a section expressly referred to the functioning of the Board of Directors.

Also, in order to provide to the administration body of the Company with the necessary flexibility, it has been considered convenient to add the possibility of having written meetings and meetings held by audio-visual or telephonic means, acknowledging a possibility created by the new technologies.

Article 36. (“Operational aspects of the meetings”)

This section, related to the composition, powers and functioning of the Board of Directors, ends with a brief explanation about the form in which the meetings of this body will be held, regarding quorum, participation on the meetings and majorities required.

Article 37. (“Committees of the Board of Directors”)

New Article 37 will head another section, titled “Concerning the internal bodies and positions of the Board of Directors” and its creation, again, aspires to allow an easy reading and understanding of the content of the Articles of Association.

The content of this new Article is now contained in Article 35 (“Delegation of powers”). Notwithstanding the foregoing, such heading could create confusion due to the fact that not all the Commissions or Committees of the Board of Directors have delegated powers itself, but exclusively study, report and proposal functions, as expressly mentioned in the new wording.

In accordance with the best corporate governance practices, the Article contains the obligation to create, not only the Audit and Control Committee already (required by law) but also the Nomination and Compensation Committee.

Article 38. (“Delegate Committee”)

This Article will refund in one only article the provisions of Article 35 (related also to other matters) and Article 36. Therefore, the purpose is to include in only one Article all the statutory provisions related to this matter with a view of improving its clarity and entire understanding.

Article 39. (“Audit and Control Committee”)

The wording of this Article is quite similar to that currently contained in Article 36 bis. As well as to provide the Article with a more appropriate location (currently it is located at the end of the Chapter because of its recent incorporation), the practice, already included in the Regulations of the Board of Directors, of having only outside non-executive Directors seated at the Audit and Control Committee, is now included in the statutory provisions of the Company, with the purpose of favoring compliance of its functions.

Article 40. (“President and Vice-Presidents”)

In order to avoid confusion, this Article will refund the provisions contained dispersedly in Article 30 (“Composition”) and Article 37 (“Duties of the Chairman”).

Regarding the duties of the Chairman, the administration body may freely establish the management powers that, if appropriate, will be exercised by the Chairman of the Board, without imposing the necessity of an executive chairmanship.

Article 41. (“Managing Directors”)

The current regulations of the Managing Directors are contained in Article 35, titled “Delegation of powers”. Although the regulations are not amended, the inclusion in an Article, whose title refers to its content, will facilitate their location.

Article 42. (“Secretary and Vice-Secretary”)

Having one Article of the Articles of Association referred to the appointment of the Secretary and Vice-Secretary, that play a significant task for the correct functioning of the Board of Directors, such question, currently regulated, among others, in the extensive Article 30, will recognize its significance.

Provisions regarding the substitution of the Secretary and the order for such substitution will be added in this Article.

Article 43. (“Duration of the position and covering vacancies”)

This Article will head a new section in this Chapter, titled “Of the Status of Directors” that will unify, under the same section, the legal status of the directors, its obligations and duties.

As some of the preceding articles, this Article will refund provisions currently dispersed (in this case, in Article 30 and 31 of the Articles of Association).

In addition, the rule regarding annual renewals of one-fourth of the members of the Board of Directors is abolished. Although this rule had sense in the initial moments of the Company, when the appointment term of all the members of the Board could be coincident, after years it has become unnecessary because of their natural rotation due to the different date of their appointment.

Article 44. (“General duties of the Directors”)

This new Article, which contains the provisions of current Article 33 of the Articles of Association, follows the Olivencia Report recommendation of detailing in the internal rules of the Company the obligations arising out of the general duties of diligence and loyalty of the Directors.

Article 45. (“Remuneration of the Administrators”)

With the purpose of ensuring total transparency in this matter, the Board proposes to dedicate one specific Article of the Articles of Association to the remuneration of the Directors, matter that is currently regulated in the repeated Article 30 of the Articles of Association, under the inexpressive heading of “Composition”.

The provision of the payment of amounts under any title or concept, including those received for the performance of functions not linked with the condition of member of the Board, is added to the current regulation. The disclosure of such amounts in the Annual Report and in the Annual Report on Corporate Governance, with the purpose of having information regarding any remuneration of the Directors in the most significant corporate Regulation, is mentioned in the Article, in the firm decision of the Board of Directors of giving to these remuneration the maximum transparency, carrying on the consolidation process of this principle that constitutes a recognized milestone of Corporate Governance.

Article 46. (“Annual Report on Corporate Governance”) and 47 (“Website”)

This Chapter of the Articles of Association will end with a new section whereby the Company will include in its internal rules two measures of transparency development of the management and administration, such as the approval and public disclosure by the Board of Directors of an Annual Report on Corporate Governance and the use of the Company’s webpage as a communication instrument with its shareholders and milestone.

Having in the Articles of Association the minimum content of the webpage regarding matters of corporate governance, it is expected to develop and support this vehicle as a regular and important channel of information with the shareholders.

Current wording of Chapter II of Title IV of the Articles of Association:

“CHAPTER II

THE BOARD OF DIRECTORS

Article 30. COMPOSITION

The Company shall be administered and governed by the Board of Directors, which shall adopt regulations and rules for its internal organization and operations consistent with the Law and these Articles of Association.

The Board shall be composed of a maximum of sixteen members and a minimum of nine members. The General Meeting of Shareholders shall determine the number, appointment and the removal of the Board members.

The election of the Board members shall be made by vote. For this purpose, any shares voluntarily grouped together in order to constitute a sum of capital equal to or greater than that resulting from dividing the latter by the number of Board members, shall be entitled to appoint those who, exceeding whole fractions, are deducted from the corresponding proportion. If this power is used, the shares so grouped shall not participate in the appointment of the remaining members of the Board.

No persons incurring in the prohibitions contemplated in section 124 of the Joint-Stock Companies Act, nor those deemed incompatible according to prevailing legislation, especially those so declared in the Incompatibilities of Senior Executives of the State Act number 12, of May 11 1995, and in Act number 14 of April 21, 1995, of Incompatibilities of Senior Executives of the Administration of the Autonomous Community of Madrid, may be elected as members of the Board nor may they hold any posts in the Company.

The Board shall elect from among its members a Chairman and one or more Vice-Chairmans, that may substitute the Chairman in the order established in their appointment In the absence of all them, shall act in his stead the eldest Board member. The Board of Directors is also responsible for electing the Secretary and Assistant Secretary, who may or may not be members of the Board.

In the absence of the Secretary, the Assistant Secretary shall replace him and may exercise any of his powers, including those of signing the minutes and issuing certificates. In the absence of both, the youngest Board member present at the meeting shall act as Secretary.

The post of Board member may be waived, revoked or subject to re-election, on one or several occasions, for periods of equal duration.

In each financial year, the company will allocate, in order to remunerate the members of the Board, an amount equal to the 1,5 per cent of the net profits, which amount may only be deducted after the legal reserve and any other compulsory ones are covered and a dividend of, at least, 4 per cent, is declared in favor of the shareholders. That amount shall be allocated in accordance with a resolution taken by the Board, taking into consideration the office performed by each Director, their effective dedication and their attendance to the meeting of the company’s corporate bodies. The Board may not allocate the full amount of the participation in the profits in those years in which the Board may deem it convenient, in which case no rights would be accrued by the Directors with regard to the sum not allocated.

Board members may be further remunerated with shares of the Company’s stock, option on shares or other securities which give the holder the right to obtain shares, or through compensation schemes based on the quoted price of the stock. The use of such compensation schemes must be approved by the General Meeting, which will determine the value of the shares taken as a reference, the number of shares to be distributed to each Director, the exercise price of any option rights, the time period for the compensation scheme, and such conditions as it may deem appropriate.

The Board of Directors may use incentive plans consisting in the granting of shares of the Company’s stock, options to purchase such shares, other securities that give the holder the right to obtain shares or based on the quoted price of such shares in order to compensate Company personnel or the part of the personnel considered convenient, provided such compensation complies with the Joint-Stock Companies Act, the Securities Market Act and any other laws applicable in these circumstances, in particular, the previous approval by the General Meeting when required.

Article 31. DURATION AND CO-OPTATION

The duration of the post of Board member shall be four years, one quarter of the Board being renewed every year. The first renewals shall be made by drawing lots, and the following by order of seniority. In the event of an uneven number of Board members, said form of renewal shall be rounded upwards.

The appointment of the Directors shall expire when, after a period of four years, a General Meeting has been held or the legal period for holding the Ordinary General Meeting has elapsed.

If any vacancies should arise during the period for which directors have been appointed, the Board may appoint persons from among the shareholders to fill such posts until the next General Meeting of Shareholders is held.

Article 32. BOARD MEETINGS

The Board shall meet at least once every two months and whenever convened by the Chairman or whoever acts in his stead, and also when requested of the latter by the majority of Board members. Meetings will normally be held at the registered office, but may also take place elsewhere as determined by the Chairman and indicated in the call.

The Board of Directors shall be validly constituted when the meeting is attended by half plus one of its members, present or represented. Each Board member may confer his representation upon another. Resolutions shall be adopted by an absolute majority of votes of members present or represented, and in the event of a tie, the Chairman or whoever acts in his stead shall have the casting vote. The minutes of Board meetings shall be set down in the special book provided for the purpose and shall be signed by the Chairman and the Secretary.

Article 33. LIABILITY

The Directors must fulfill the duties impose on them by the Law and these Articles of Association, as well as those prescribed in the Company’s Internal Regulations. In particular, they shall perform their duties with the diligence of a competent entrepreneur and a loyal representative in compliance with the legal duty of diligent administration. They shall likewise fulfill the duties of fidelity, loyalty and secrecy as requires by Law, without prejudice to the possibility of development through the aforementioned legal provisions. The Board and its members shall be liable to the Company, the shareholders and the Company’s creditors for any damages caused by acts contrary to the law or these Articles of Association, or acts infringing the duties inherent in the performance of their positions.

All the members of a corporate administrative organ, who committed the act or adopted the harmful resolution shall be jointly and severally liable, except for those who prove that, not having participated in said adoption or execution were unaware of its existence, or being aware of it, did everything they appropriately could to prevent the damage, or at least expressly opposed it.

Article 34. REPRESENTATION OF THE COMPANY

The Board of Directors shall represent the Company in court and extrajudicially. Such representation shall extend, without any limitation whatsoever, to all the acts included in the business purpose.

The Board has the following powers:

1. Those especially attributed to it in certain articles of these Articles of Association.

2. To represent the Company with full responsibility in all kinds of acts and contracts.

3. To appoint and remove the Board members of subsidiary companies and directors, managers or administrators for each and every one of the enterprises and plants exploited by the Company, establishing their powers, duties and remunerations.

4. The appointment of personnel, staff training and determination of duties, attributions, bonds, salaries and bonuses.

5. To organize, direct and control the Company’s progress and approve the Internal Regulations.

6. To carry out the acts and enter into the contracts that may be necessary or advisable for the realization of the business purpose, including those relating to the acquisition or transference of real-estate property, the constitution of real property rights, including those of mortgage or other personal or real guarantees and leases and to decide on all kinds of business and operations permitted to the Company by its Articles of Association.

7. To agree on the credit or loan operations that may serve the Company’s interests and that are not reserved by the Law for the General Meeting of Shareholders.

8. To decide on the investment of available funds, as well as those in reserve; to draw up the budget estimates, authorize expenses and appoint agents and representatives of the Company, with the faculties that it considers fit to confer on them in each case.

9. To submit to the Ordinary General Meeting each year the Accounts and explanatory report on the management of the Board of Directors during the financial year.

10. To convene the Ordinary and Extraordinary General Meetings of Shareholders and execute their resolutions.

11. To decide, if considered appropriate, on the payment of dividends on account of the year’s profits, and propose to the General Meeting the mobilization of the reserves.

12. To decide whatever is considered appropriate with regard to the exercise of rights and actions that may correspond to the Company before the ordinary or special courts and tribunals and before the offices, authorities or corporations of the state, autonomous communities, province or municipality, and with regard to the filing of ordinary or extraordinary appeals, appointing representatives, attorneys or lawyers to bear the representation and defense of the Company to these ends, conferring the relevant powers on them in the manner considered to be necessary including those for coming to agreement or desisting in conciliations, proceedings, lawsuits, claims, appeals or actions of any kind and at any stage of the proceedings, to request the suspension of the same and for all that may be necessary, including the power to compromise judicially to the fullest extent.

13. To dispose of the corporate funds and assets and to claim, receive and collect them, both from private persons and from public offices, setting up or withdrawing deposits from the “Caja General de Depósitos” (General Deposit Bank) and wherever it may suit the Company’s interests; to open current bank accounts, whether in cash, credit or securities and withdraw cash or securities therefrom and, in general, to carry out all kinds of banking operations with national or foreign entities; to dispose of the Company’s funds held by correspondents; issue, endorse, guarantee, accept, pay and negotiate bills of exchange.

14. To confer powers of attorney on certain persons for specific acts or to direct certain branches of the Company’s business.

15. To resolve any doubts that may arise with regard to the interpretation of the Articles of Association and make good any omissions therein, duly informing the first General Meeting to be held thereafter.

The present indication of powers of the Board of Directors is merely illustrative and in no way limits the wide powers pertaining to it to govern, direct and administer the Company’s business and interests in all matters not specially reserved by the Law for the competence of the General Meeting of Shareholders.

Article 35. DELEGATION OF POWERS

The Board may appoint an Executive Committee that shall be composed of the Chairman of the Board, that shall also be the Chairman of the Committee and a maximum of seven Directors. The Secretary of the Board of Directors shall act as Secretary of the Executive Committee. The Board may also appoint one or more Managing Directors.

The permanent delegation of any power of the Board of Directors in the Executive Committee or in the Managing Directors and the appointment of the Board members who are to hold such posts will require the favorable vote of two thirds of the members of the Board.

The Board may delegate all its powers, permanently, in the Executive Committee, except for those that may not be legally delegated. In the same way, without prejudice to the powers of attorney that both the Board and the Executive Committee may confer on any person, it may delegate powers in the Managing Directors.

The Board may establish any other Committees as it may deem convenient to deliberate in any business of the competence of the Board, appointing the members that must compose such Committees.

Article 36. FUNCTIONING OF THE EXECUTIVE COMMITTEE

The Executive Committee shall meet at least once a month and as often as it is convened by the Chairman or at the request of the majority of its members. It may adopt final resolutions on all those matters delegated to it by the Board of Directors, informing the latter at the first meeting to be held thereafter, and it may also, in the event of emergency, adopt decisions on other delegable matters, which it will submit for the Board’s approval and ratification.

Article 36 bis. AUDIT COMMITTEE

Under the name that the Board of Directors considers appropriate, the Company shall have an Audit Committee comprising at least three Directors appointed by the Board of Directors, who must have the ability, experience and dedication necessary to perform their duties. The majority of the Committee members will be non-executive Directors, with those who do not have executive authorities and Upper Management duties in the Company being understood as such.

The Chairman shall be elected from among said non-executive Directors and must be replaced every four years, while he may be reelected as of one year after his termination.

The Committee shall serve as support to the Board of Directors in its vigilance duties, through periodic review of the economic and financial information preparation process, the Company’s internal controls and the independence of the External Auditor.

The Committee shall have the following duties, among others:

1. Report to the General Shareholders Meetings on the matters raised there by the shareholders on subjects within the Committee’s competence.

2. Propose to the Board of Directors, for submission to the General Shareholders Meeting, the appointment of the External Auditors referred to under Article 204 of the Restated Joint Stock Companies Law, approved by Royal Legislative Decree 1564/1989, of December 22.

3. Oversee the services of the internal Auditing Department.

4. Know the financial reporting process and the internal control systems; and

5. Maintain the relationship with the external auditors to receive information on such matters as may jeopardize the latter’s independence, and any other matters related to the process of conducting financial audits, as well as the other communications provided for in the legislation on the Auditing of accounts and in the technical standards for Auditing.

6. Any other reporting and proposition duty of a general or special nature that may be entrusted to it by the Board of Directors.

The Committee shall meet with the frequency it decides and each time that it is called by its Chairman or when two of its members so request. Any member of the Company’s management team or personnel shall be obligated to attend the Committee meetings and provide it with assistance and access to the information he has available when so requested. In order to perform its duties, the Committee shall have the necessary means at its disposal for autonomous operation. The Committee shall adopt its decision or recommendations by a majority of votes.

The Board of Directors may develop the duties and rules of operation for the Audit Committee.

Article 37. DUTIES OF THE CHAIRMAN

The Chairman of the Board of Directors who, to all intents and purposes, shall be considered as Chairman of the Company, shall have the following powers:

a) To represent the Company, judicially and extrajudicially.

b) To convene and preside over meetings of the Board of Directors and of the Executive Committee and execute their resolutions.

c) To direct the discussions of the Company’s governing bodies over which he presides.

d) To ensure that the resolutions adopted by said bodies are duly fulfilled and to endorse minutes and certificates.

e) To exercise the senior management of all the Company’s services.

f) To bear the corporate seal.

g) Any other power legally or statutorily attributed to him.”

b)	Renumbering of Articles 38 to 47 of the Articles of Association

As a result of the modification proposed in point a), which implies adding ten articles to the aforementioned Chapter II of Title IV of the Articles of Association, renumbering the later articles is proposed in order to avoid the existence of articles with the same number.

c) Modification of Article 40 of the Articles of Association

The first paragraph of current Article 40 (that after renumbering would be Article 50), by laying down that the Auditors appointed cannot be re-elected as such until three years have elapsed from the termination of the previous period for which they were appointed, merely reproduces the former article 204 of the Refunded Text of Joint Stock Companies Act, in the original draft given by Legislative Royal Decree 1.564/1989, dated 22nd December. Nevertheless, this article 204 was abolished and since June 1, 1995, replaced with the possibility of annual re-election, after completing the initial period. Hence, the amendment of the Article is proposed, with the sole purpose of adapting the wording of the first paragraph of current Article 40 of the Articles of Association to the current rule, without amending the rest of the paragraphs of this Article.

d) Abolition of Article 47 of Articles of Association

The proposal to abolish former Article 47, the last of the Articles of Association (that after renumbering will be Article 57) responds to the aim of clarifying the regulation about disputes between the Company and the shareholders. Accordingly, the administrators deem it appropriate to unify the applicable criteria instead of providing different alternatives, jurisdiction or arbitration, depending on the matter of the dipuste or the parties involved. Hence, the proposal considers the abolition of this Article and, therefore, the elimination of the references in the Articles of Association to arbitration. Any dispute involving the Company regarding corporate issues will be submitted to the civil jurisdiction.

Report of the Board of Directors on the proposal of resolutions concerning the fourth point on the Agenda (“Appointment, ratification or re-election of Directors”):

In this point on the Agenda two different resolutions are proposed:

-	The first consists of the ratification of the designation made by the Board of Directors by cooption to cover the vacancies arising after the last Ordinary General Shareholders’ Meeting, of Mr. Jorge Mercader Miró and Mr. Luis Suárez de Lezo Mantilla. In this respect, as is laid down by article 138 of the Joint-Stock Companies Act, the appointments made through this system by the Board of Directors will have to be ratified by the first General Shareholders’ Meeting to be held.

Mr. Mercader Miró and Mr. Suárez de Lezo Mantilla were proposed as Directors by the Nomination and Compensation Committee, which confirmed that they met all appropriate conditions for holding the post of new Directors.

Furthermore, shareholders have a brief professional history of Mr. Jorge Mercader Miró and Mr. Luis Suárez de Lezo Mantilla at their disposal, on the company’s web page (www.repsolypf.com).

-	The second agreement proposed is the re-election, for a further four-year period, of Mr. Ricardo Fornesa Ribó and Mr. Antonio Hernández-Gil Álvarez-Cienfuegos.

Mr. Ricardo Fornesa Ribó has been a Director of Repsol YPF, S.A. since 28th October 2003 and Mr. Antonio Hernández-Gil Álvarez-Cienfuegos since 6th June 1997.

The re-election proposal was formulated by the Nomination and Compensation Committee, which has similarly confirmed that they met all appropriate conditions for re-election.

The shareholders also have a brief professional history of Mr. Ricardo Fornesa Ribó and Mr. Antonio Hernández-Gil Álvarez-Cienfuegos at their disposal on the company’s web page (www.repsolypf.com).

In case of any vacancy for causes not now known between the date of this proposal and the celebration of the General Shareholders’ Meeting convened, the Board of Directors may amend this proposal, if appropriate.

Report of the Board of Directors on the proposal of resolutions concerning the fifth point on the Agenda (“Appointment or re-election of the Accounts Auditor of Repsol YPF, S.A. and of its Consolidated Group”):

The proposal that the Board of Directors presents to the General Shareholders’ Meeting in this point on the agenda was approved at the request of the Audit and Control Committee, which is competent according to the Regulations of the Board of Directors, to select the External Auditor for the Company and its Consolidated Group, and to propose its annual renewal if the quality of the services is satisfactory and an agreement is reached as regards its consideration.

Report of the Board of Directors on the proposal of resolutions concerning the sixth point on the Agenda (“Authorisation to the Board of Directors for the derivative acquisition of shares of Repsol YPF, S.A., directly or through controlled companies, within a period of 18 months from the resolution of the Shareholders’ Meeting, leaving without effect the authorisation granted by the Ordinary General Shareholders’ Meeting held on the 31st of March 2004”):

The system governing derivative acquisition of own shares is regulated in articles 75 and following of the Refunded Text of the Joint-Stock Companies Act, passed by Legislative Royal Decree 1564/1989, dated 22nd December. These articles were modified by Further Provision 2 of Law 2/1995, dated 23rd March on Limited Responsibility Companies, with the main purpose of incorporating to Spanish law the discipline of indirect treasury stock contained in Directive 92/101/CEE.

According to this system, the acquisition must be authorised by the General Shareholders’ Meeting by means of a resolution with the content stemming from section 1 of article 75, the authorisation not being under any circumstances able to extend beyond 18 months. In the case of the shares of Repsol YPF, S.A., through being shares listed on a secondary securities market, the nominal value of the shares acquired plus the ones already owned directly or indirectly shall not be able to exceed 5% of the capital stock, according to section 2 of Further Provision 1 of the Refunded Text of the Joint-Stock Companies Act.

Since 1996 the General Shareholders’ Meeting has been authorising the Board of Directors to acquire shares of Repsol YPF, S.A., either directly or through controlled companies.

In this respect the reason for this proposal lies in that the authorisation granted by the last Ordinary General Shareholders’ Meeting, held on 31st March 2004 was subject to the maximum legal term of 18 months. For this reason, if this resolution is not passed, Repsol YPF, S.A. will not be able to purchase its own shares from 30th September 2005 and thus prior to holding the Ordinary General Shareholders’ Meeting for the fiscal year closed on 31st December 2005.

It should also be pointed out that the acquisition and provision of own shares by Repsol YPF, S.A., is the subject of strict regulation by the Internal Code of Conduct of the Repsol YPF Group in respect of the Stock Markets, passed by the Board of Directors on 11th July 2003, in order to avoid any distortion in the proper formation of the prices on the market.

Report of the Board of Directors on the proposal of resolutions concerning the seventh point on the Agenda (“Delegation to the Board of Directors of the power to resolve the increase of the capital stock, up to the maximum amount legally prescribed, with the possibility of excluding the preemptive rights, leaving without effect the sixth resolution of the General Shareholders’ Meeting held on April 21, 2002”):

This report aims to justify the proposal for granting the Board of Directors, with express power to delegate these to the Delegate Committee, new powers to increase the capital stock under provisions of article 153.1.b) of the Joint-Stock Companies Act, including delegation for exclusion of the preemptive rights as established in article 159.2 of said law, whose approval is put to the General Shareholders’ Meeting of Repsol YPF, S.A. (the “Company”) in point seven of its Agenda, according to what is laid down in articles 144.1.a), 152.1, 153.1 and 159.2 of the Joint-Stock Companies Act.

Article 153.1.b) of the Joint-Stock Companies Act empowers the General Shareholders’ Meeting, with the requisites laid down for the amendment of the Articles of Association, to delegate to the Board of Directors the power to resolve the increase in capital stock up to a particular figure on one or several occasions, on the opportunity and to the amount that the latter decides, with no prior consultation of the General Shareholders’ Meeting. These increases cannot under any circumstances exceed half the capital of the Company at the time of the authorisation, and shall have to be done by monetary contributions within at most five years from the resolution of the General Shareholders’ Meeting.

The Board of Directors considers that the proposal of resolution presented to the General Shareholders’ Meeting is justified by the usefulness of the Board having a mechanism regulated by corporate regulations in force allowing it to resolve one or several capital increases, with no later calling and holding of a new Shareholders’ Meeting, though within the limits, terms and conditions that this Shareholders’ Meeting decides.

The present development of mercantile companies and in particular listed companies, requires that their governing and administrative bodies should be in a position to make use of the possibilities that they are allowed by corporate regulations to provide fast and effective responses to needs arising in the business in which big companies are at present involved. One of these requirements is of course, that of giving the Company new financial resources, a fact which will often be structured by new capital contributions.

Nevertheless, the impossibility of determining in advance what the Company’s needs will be as regards provision of capital and the delays and rises in costs which may be entailed by the usual call to the General Shareholders’ Meeting to increase the capital, making it hard for the Company to respond to market demands effectively and promptly, makes it useful for the Board to be in a position to use the capital mechanism envisaged in our legislation. Indeed, recourse to delegation envisaged in article 153.1.b)

of the Joint-Stock Companies Act allows the Company to give the Board of Directors an agile and flexible instrument for catering for the Company’s needs more appropriately, depending on market circumstances.

With all these aims in mind, the General Shareholders’ Meeting is presented the proposal to delegate to the Board the power to resolve the increase the Company’s capital by at most 610,431,731 euros, a figure which is fifty euro cents under half the capital of the Company, giving the Board powers to proceed with any measures which may be required for the listing of the shares which may be issued in execution of the resolution. Furthermore the proposal includes leaving without effect resolution six of the ones passed by the General Shareholders’ Meeting on 21st April 2002, according to which the Board of Directors was authorised to increase the capital stock under what is envisaged in article 153.1.b) of the Joint-Stock Companies Act.

Apart from this, according to what is allowed by article 159.2 of the Joint-Stock Companies Act, it is hereby made known that delegating the Board of Directors the power to increase the capital as referred to in this report also includes empowering the administrators to wholly or partially exclude the preemptive rights of the shareholders and the holders of convertible debentures, as regards the issues of shares which are covered by the delegation, when the Company’s interest so requires, all in the terms of aforementioned article 159.2. In this respect, one should remember that said precept lays down that the proposal for exclusion, which has to be stated in the call for the General Shareholders’ Meeting, must be justified in an administrators’ report which will be made available to the shareholders. This report also responds to this requirement.

The Board of Directors considers that this power to exclude the preemptive rights as complementary to that of increasing the capital is justified for several reasons. First of all, the suppression of the preemptive rights tends to allow the relative lowering of the costs associated with the operation (including in particular the commissions of the financial institutions involved in the issue) in comparison with an issue with preemptive rights. Secondly, the power to eliminate the preemptive right puts the administrators in a position to considerably increase the speed of action and response sometimes demanded by current financial markets, allowing the Company to take advantage of the times in which market conditions prove more favourable. Furthermore, the suppression of the preemptive rights means less distortion of the negotiation of Company shares during the issue period, which tends to prove shorter than in an issue with rights.

Even so, note should be taken that the exclusion of the preemptive rights is a power that the General Shareholders’ Meeting delegates to the Board of Directors and that the latter must, after taking into consideration the specific circumstances and in respect of the legal requirements, decide in each case if it is proper to exclude said right or not. In the event of the Board of Directors deciding to make use of the possibility of excluding the preemptive rights in a specific capital increase to which it may resolve, making use of the authorisation granted by the General Shareholders’ Meeting, it will when resolving the increase issue a report explaining the specific reasons of company interest which justify that decision to eliminate the right, which will in turn by covered by the relevant auditors’ report referred to in article 159.2 of the Joint-Stock Companies Act. Both reports will be made available to the shareholders and made known to the first General Shareholders’ Meeting to be held after the agreement for increase, according to what is laid down in said precept.

Report of the Board of Directors on the proposal of resolutions concerning the eighth point on the Agenda (“Delegation to the Board of Directors of the power to issue debentures, bonds and any other fixed rate securities of analogous nature, simples or exchangeable by issued shares of other companies, as well as promissory notes and preference shares, and to guarantee the issue of securities by companies within the Group, leaving without effect, in the portion not used, the twelfth resolution of the General Shareholders’ Meeting held on June 28, 2000.”)

This report aims to justify the proposal submitted to the General Shareholders’ Meeting, under the eighth point of the Agenda, for granting the Board of Directors, with express power to delegate these to the Delegate Committee, powers to issue, on one or several occasions, debentures, bonds and any other fixed rate securities of analogous nature, simple or exchangeable for issued shares of other companies. The delegation is also extended to the issue of preference shares and promissory notes and includes, in this last case, the power to establish and/or renew continuous or open-ended programs of corporate promissory notes.

The Board of Directors considers highly convenient to have the delegated powers permitted by the current legislation, in order to be in a position to obtain from the securities primary markets the necessary funds for an appropriate management of the corporate interests. From this point, the purpose of the proposed delegation is provide the management body of the Company with the movement and response capacity required by the competitive environment in which the Company is involved, where the succeed of a strategic initiative or financial transaction frequently depends on the possibility to carry it out quickly and without the delays and costs of holding a General Shareholders’ Meeting.

With this aim in mind, and due to the fact of the maturity or close maturity of the authorisations granted by the General Shareholders’ Meeting for the issue of certain fixed rate securities, it is submitted to the General Shareholders’ Meeting the approval of the resolution proposed under point eighth of the Agenda, in accordance with Article 319 of the Mercantile Register Regulations and applicable provisions.

In relation with the amounts the delegation is referred to, the amendment of Article 282 of the Joint Stock Companies Act, approved by Law 62/2003, 30th December, of fiscal, administrative and social measures, removed, in case of listed companies, the quantitative limitation for issues of debentures, previously fixed in the amount of the capital stock plus reserves included in the last balance sheet approved and the balances regularization and actualization accounts accepted by the Economy Ministry. Without prejudice of this new regulation, the proposal contains quantitative limits for the different issues.

Apart from this, and taking into consideration that, in certain circumstances, specially in the international markets, it could be convenient to obtain the funds in the market through subsidiaries and, in such case, the success of the operation could require the support and guarantee of the Company, the Board of Directors applies for the General Shareholders’ Meeting express authorisation, within the same period of five years, to guarantee any and all obligations assumed by subsidiaries in relation with their issues made to obtain financing for the Group.

The proposal is completed with the application for the listing on any secondary market, organized or OTC, official or un-official, domestic or abroad, of the securities issued by virtue this atuhorisation, empowering the Board of Directors to carrying out the corresponding procedures for such purpose and with the express power to delegate on the Delegate Committee any and all powers conferred to the Board of Directors.

Finally, the proposal includes leaving without effect, in the portion not used, the twelfth resolution of the General Shareholders’ Meeting held on June 28, 2000, in relation with the simple debentures.

Report of the Board of Directors on the proposal of resolutions concerning the ninth point on the Agenda (“Delegation of powers to supplement, develop, execute, rectify and formalize the resolutions adopted by the General Shareholders’ Meeting”):

This is the usual resolution that empowers the Board of Directors to execute the resolutions of the General Shareholders’ Meeting, including the powers to register the annual financial statements as well as the resolutions subject to this requirement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 4, 2005	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer